January 6, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 4, 2014
File No. 001-33500

Dear Mr. Rosenberg:

On behalf of Jazz Pharmaceuticals plc (the “Company”), this letter is being transmitted to inform the staff of the Securities and Exchange Commission (the “Staff”) that the Company intends to respond to the Staff’s letter dated December 22, 2014 regarding the Staff’s review of the above-referenced filings no later than January 20, 2015.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson
Senior Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Matthew P. Young, Jazz Pharmaceuticals plc
Suzanne Sawochka Hooper, Jazz Pharmaceuticals plc
Chadwick Mills, Cooley LLP